NewTech Enterprise Management, Inc.
Room 901, No, 7 Lane 388 East Xinjian Road,
Shanghai, China

December 24, 2009

Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549
Mail Stop: 4720
Attention: Jeffrey P. Reidler, Esq.
     Assistant Director
     and
     Rose Zukin, Esq.

Re:	NewTech Enterprise Management, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed November 19, 2009
File No. 000-53796

Ladies and Gentlemen:

In response to the comments of the staff set forth in the letter of comments dated October 29, 2009, the Company has amended the Form 10 registration statement, as follows:

General

1.
We note your response to Comment 1. Your registration statement became effective by operation of law on December 2, 2009. Please note that you now have periodic reporting obligations pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Response:  The Company is aware of its reporting obligations under Section 12(g) of the Securities Exchange Act.

Item 1. Business

2.	Please provide the basis for your belief that China is the world’s largest producer of coal, steel, lead, zinc, magnesium, tungsten, antimony, mercury, rarer earth and fluorspar.

Response:  These statements are based on a report entitled “Mining to China” which was compiled by the the Australian Trade Commissioner, and which can be obtained at http://www.austrade.gov.au/Mining-to-China/default.aspx. The language has been revised to make it clear that the reference covers the four paragraphs preceding the reference.

Chinese Mining Equipment Industry Page 1

3.	Please explain the meaning of the terms “single production manufacture” and “complete equipment manufacture.”

Securities and Exchange Commission
December 24, 2009

Response:  The language has been revised to read as follows:  “The trend of industry has been turned from “single production manufacture,” which is designed to perform a limited function in the manufacturing process, to “complete equipment manufacture,” involving the development and production of large, intelligent and complete equipment that integrates mechanics and electronics”

Government Regulations, page 5

4.
Please refer to your response to Comment 11. Please expand your filing to briefly discuss the governmental regulations which will have a material effect on your business if you engage in the mining equipment business in China. Your list of various laws and regulations is not sufficient disclosure.

Response: We have replaced the list of statutes with more detailed narrative disclosure on the nature of the applicable government regulations that relate to mining equipment.

5.
Please expand your filing to briefly discuss the material governmental regulations to which you will be subject if you engage in a business in China other than the mining equipment business. Please refer to Item 101 (h)(4)(ix), (xi) of Regulation S-K.

Response:  In the event that the Company engages in a business in China other than the mining equipment business, it may be subject to similar or different regulations.  Many industries have regulations that are unique that industry.  Since we do not have any present plans to may an acquisition in another industry, we cannot determine at this time to what government regulations we will be subject, other than general rules relating to employee safety and environmental regulations.

Agreements, page 7

6.	We note your response to Comment 10 and reissue the Comment in part. Please expand your, disclosure to describe the termination and expiration provisions of the two agreements listed.

Response:  Language has been included to state that each of these agreements may be terminated by either party at any time.

Item 1 A. Risk Factors

We anticipate that our stockholders will not hold a majority of our voting shares following a completion of an acquisition transaction, page 10

7.
The discussion included following this heading relates to a different risk. Please revise to clarify that more shares may be issued in the transaction than are currently outstanding, the current shareholders may not be able to influence the decisions and policies of the company after an acquisition and the current shareholders may not have sufficient shares to effect the election of directors. Additionally, describe any other potential consequences that may result if the owners of business that you acquire will hold a majority of the combined company’s shares after an acquisition.

Response:  We have added a new risk factor, “We anticipate that our stockholders will not hold a significant percentage of our voting shares following a completion of an acquisition transaction” to

Securities and Exchange Commission
December 24, 2009

address the questions raised in Comment 7, and we have changed the heading of the risk factor dealing with the ability of the sole director to approve an acquisition transaction without approval of stockholders to “Our sole officer and director may approve an acquisition transaction and the issuance of a controlling stock position without approval of other stockholders.”

“Because we may seek to complete a business combination through a ‘reverse acquisition.’ “ page 14

8.
Please refer to your response to Comment 26. The Risk Factors section should contain all material information necessary for an investor to adequately understand the risks facing your company. Accordingly, a cross reference to the description is not sufficient. Please expand this risk factor to describe the series of events that would constitute a reverse acquisition.

Response:  The Company has expanded the risk factor to include a discussion of a reverse acquisition.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ ZHU, Mingzi
ZHU, Mingzi
Chief Executive Officer

cc: Asher S. Levitsky P.C.